UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  May 30, 2007                        /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 MARCH 31, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Tumi Resources Limited for the three months ended March 31, 2007, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                     MARCH 31,     DECEMBER 31,
                                                       2007            2006
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             2,240,145       2,898,961
Amounts receivable                                      111,649          82,994
Prepaids                                                 15,694          25,715
                                                   ------------    ------------
                                                      2,367,488       3,007,670

PROPERTY AND EQUIPMENT (Note 4)                         226,838         236,140

MINERAL RESOURCE INTERESTS (Note 5)                   3,063,409       2,368,283

OTHER                                                     6,742           6,742
                                                   ------------    ------------
                                                      5,664,477       5,618,835
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                253,076         119,368
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               11,807,120      11,798,414

CONTRIBUTED SURPLUS (Note 8)                          1,399,523       1,385,723

DEFICIT                                              (7,795,242)     (7,684,670)
                                                   ------------    ------------
                                                      5,411,401       5,499,467
                                                   ------------    ------------
                                                      5,664,477       5,618,835
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 14)


APPROVED BY THE DIRECTORS

/s/ DAVID HENSTRIDGE     , Director
-------------------------

/s/ NICK DEMARE          , Director
-------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED
                                                             MARCH 31
                                                   ----------------------------
                                                       2007            2006
                                                         $               $
EXPENSES

Accounting and administration                             5,100           7,800
Amortization                                              2,639           2,581
Consulting                                                3,075          33,175
Corporate development                                     1,385           1,000
General exploration                                      63,832           9,806
Investment conferences                                    1,832           1,930
Investor relations                                       15,000           9,000
Legal                                                     2,023               -
Management fees                                           9,022          12,130
Office                                                    4,244           3,532
Regulatory                                                1,175             970
Rent                                                      1,350           1,350
Salaries and benefits                                     1,502           6,555
Shareholder costs                                         1,535           5,394
Stock-based compensation (Note 7)                        13,800         138,720
Transfer agent                                            1,149           1,003
Travel and related                                       10,776          18,340
                                                   ------------    ------------
                                                        139,439         253,286
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (139,439)       (253,286)
                                                   ------------    ------------
OTHER ITEMS

Interest and other income                                28,199          10,232
Foreign exchange                                            668              38
Write-off of mineral resource interests                       -        (124,755)
                                                   ------------    ------------
                                                         28,867    (114,485)
                                                   ------------    ------------
NET AND COMPREHENSIVE LOSS FOR THE PERIOD              (110,572)       (367,771)

DEFICIT - BEGINNING OF PERIOD                        (7,684,670)     (6,809,564)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                              (7,795,242)     (7,177,335)
                                                   ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                ($0.00)         ($0.02)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
    OUTSTANDING - BASIC AND DILUTED                  25,348,825      18,551,766
                                                   ============    ============






          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                        THREE MONTHS ENDED
                                                             MARCH 31
                                                   ----------------------------
                                                       2007            2006
                                                         $               $



CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (110,572)       (367,771)
Adjustment for items not involving cash
    Amortization                                          2,639           2,581
    Stock-based compensation                             13,800         138,720
    Write-off of mineral resource interests                   -         124,755
                                                   ------------    ------------
                                                        (94,133)       (101,715)
Decrease (increase) in amounts receivable               (28,655)         45,035
Decrease (increase) in prepaids                          10,021          (7,905)
Increase (decrease) in accounts payable
    and accrued liabilities                             (76,849)        280,153
                                                   ------------    ------------
                                                       (189,616)        215,568
                                                   ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests             (469,200)       (563,667)
Purchases of property and equipment                           -          (2,979)
                                                   ------------    ------------
                                                       (469,200)       (566,646)
                                                   ------------    ------------
DECREASE IN CASH AND CASH EQUIVALENTS
    - DURING THE PERIOD                                (658,816)       (351,078)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD       2,898,961         996,234
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS  - END OF PERIOD            2,240,145         645,156
                                                   ============    ============



CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash                                                    363,999         645,156
Term deposit                                          1,876,146               -
                                                   ------------    ------------
                                                      2,240,145         645,156
                                                   ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - Note 12

          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company currently engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       CHANGES IN ACCOUNTING POLICIES

         Effective January 1, 2007, the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

         FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT (SECTION 3855)

         In accordance with this new standard, the Company now classifies all financial instruments as either held-to- maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

         Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for- trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at March 31, 2007, the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company's financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       CHANGES IN ACCOUNTING POLICIES (continued)

         COMPREHENSIVE INCOME (SECTION 1530)

         Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.


4.       PROPERTY AND EQUIPMENT
                                                     MARCH 31,     DECEMBER 31,
                                                       2007            2006
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  33,077          33,077
         Vehicles                                       121,680         121,680
                                                   ------------    ------------
                                                        287,597         287,597
         Less accumulated amortization                  (60,759)        (51,457)
                                                   ------------    ------------
                                                        226,838         236,140
                                                   ============    ============


5.       MINERAL RESOURCE INTERESTS


                                           MARCH 31, 2007                            DECEMBER 31, 2006
                              -----------------------------------------   -----------------------------------------
                              ACQUISITION    EXPLORATION                  ACQUISITION   EXPLORATION
                                 COSTS      EXPENDITURES      TOTAL          COSTS      EXPENDITURES      TOTAL
                                   $              $             $              $             $              $

         Mexico
            La Trini (a)           603,625        904,338     1,507,963        362,060       724,658      1,086,718
            Sonora (b)              73,220        743,824       817,044         67,412       520,747        588,159
         Sweden
            Bergslagen (c)         224,447        513,955       738,402        224,447       468,959        693,406
                              ------------   ------------  ------------   ------------  ------------   ------------
                                   901,292      2,162,117     3,063,409        653,919     1,714,364      2,368,283
                              ============   ============  ============   ============  ============   ============

         (a)      La Trini, Mexico

                  By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project covers 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

                  During the three months ended March 31, 2007, the Company completed the acquisition of a 100% interest in the La Trini Project by making the final option payment of US $200,000 and issuing 13,819 common shares at a fair value of $8,706, for finder's fee.

                  The vendor has retained a 1% net smelter return royalty ("NSR") and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       MINERAL RESOURCE INTERESTS (continued)

         (b)      Sonora, Mexico

                  During fiscal 2006, the Company assembled, through staking, a portfolio of 11 mineral claims covering 114,014 hectares, located in Sonora State, Mexico. In addition, on November 27, 2006, the Company signed an option agreement to acquire a 100% interest in the San Carlos claim in Sonora State, Mexico. The San Carlos claim total approximately 22 hectares. In order to acquire its 100% interest, the Company must make option payments totaling US $175,000 as follows:

                     OPTION
                     PAYMENT         DUE DATE
                      US $

                        5,000   Upon signing the agreement (paid)
                        7,500   May 27, 2007 (paid subsequent to March 31, 2007)
                       25,000   November 27, 2007
                       37,500   November 27, 2008
                       50,000   November 27, 2009
                       50,000   November 27, 2010
                  -----------
                      175,000
                  ===========

         (c)      Bergslagen District, Sweden

                  The Company has acquired, through staking, mineral concessions in Sweden. As at March 31, 2007, the Company has staked 15 exploration projects covering approximately 15,253 hectares, located in the Bergslagen District in south-central Sweden.


6.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

                                                        THREE MONTHS ENDED                  YEAR ENDED
         Issued or allotted:                              MARCH 31, 2007                 DECEMBER 31, 2006
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                25,347,597      11,798,414      18,551,370       8,114,653
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
              - private placement                             -               -       6,658,000       4,127,960
         For agent and finder's fees                          -               -         120,395          57,006
         For mineral properties                          13,819           8,706          17,832           8,738
                                                   ------------    ------------    ------------    ------------
                                                         13,819           8,706       6,796,227       4,193,704
         Less share issue costs                               -               -               -        (509,943)
                                                   ------------    ------------    ------------    ------------
                                                         13,819           8,706       6,796,227       3,683,761
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      25,361,416      11,807,120      25,347,597      11,798,414
                                                   ============    ============    ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       SHARE CAPITAL (continued)

         A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at March 31, 2007 and 2006 and the changes for the three months ended on those dates is as follows:

                                                        THREE MONTHS ENDED             THREE MONTHS ENDED
                                                          MARCH 31, 2007                  MARCH 31, 2006
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

         Balance, beginning of period                 3,804,998         0.80                  -          -
             Issued                                           -           -                   -          -
             Expired                                          -           -                   -          -
                                                   ------------                    ------------
         Balance, end of period                       3,804,998         0.80                  -          -
                                                   ============                    ============

         The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding and exercisable at March 31, 2007:

                       NUMBER            EXERCISE PRICE           EXPIRY DATE
                                               $
                     2,142,998                0.80                April 28, 2008
                     1,662,000                0.80                May 17, 2008
                  ------------
                     3,804,998
                  ============


7.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During the three months ended March 31, 2007, the Company granted 60,000 stock options (2006 - 548,000) to the Company's employees, directors and consultants and recorded compensation expense of $13,800 (2006 - $138,720).

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the three months ended March 31, 2007 and 2006:

                                     THREE MONTHS ENDED     THREE MONTHS ENDED
                                        MARCH 31, 2007        MARCH 31, 2006
                                     ------------------     ------------------
         Risk-free interest rate            4.01%                  3.75%
         Estimated volatility                61%                    96%
         Expected life                     3 years               1.5 years
         Expected dividend yield              0%                     0%

         The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the three months ended March 31, 2007 to the Company's employees, directors and consultants was $0.23 (2006 - $0.24) per share.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at March 31, 2007 and 2006 and the changes for the three month period ended on those dates is as follows:

                                                        THREE MONTHS ENDED              THREE MONTHS ENDED
                                                          MARCH 31, 2007                  MARCH 31, 2006
                                                   ----------------------------    ----------------------------
                                                                      WEIGHTED                       WEIGHTED
                                                                       AVERAGE                        AVERAGE
                                                      OPTIONS         EXERCISE        OPTIONS        EXERCISE
                                                    OUTSTANDING         PRICE       OUTSTANDING        PRICE
                                                                          $                              $

         Balance, beginning of period                 2,260,000          0.51         1,351,600         0.49
         Granted                                         60,000          0.60           548,000         0.50
         Cancelled / expired                                  -           -            (200,000)        0.57
                                                   ------------                    ------------
         Balance, end of period                       2,320,000          0.52         1,699,600         0.48
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at March 31, 2007:


             NUMBER            EXERCISE
          EXERCISABLE            PRICE             EXPIRY DATE
                                   $

              980,600             0.50             April 8, 2008
              171,000             0.30             July 20, 2008
              548,000             0.50             January 16, 2009
              120,000             0.61             April 28, 2009
              365,400             0.62             May 19, 2009
               75,000             0.62             September 20, 2009
               60,000             0.60             February 7, 2010
         ------------
            2,320,000
         ============


8.       CONTRIBUTED SURPLUS

         Contributed surplus for the three months ended March 31, 2007 and 2006 is comprised of the following:

                                                   THREE MONTHS    THREE MONTHS
                                                       ENDED            ENDED
                                                  MARCH 31, 2007  MARCH 31, 2006
                                                         $               $

         Balance, beginning of period                 1,385,723         800,068
              Stock-based compensation (Note 7)          13,800         138,720
                                                   ------------    ------------
         Balance, end of period                       1,399,523         938,788
                                                   ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


9.       RELATED PARTY TRANSACTIONS

         During the three months ended March 31, 2007, the Company:

         i) incurred $8,100 (2006 - $9,150) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;

         ii) incurred $24,000 (2006 - $21,000) for management services provided by the President of the Company. Of this amount, $14,978 (2006 - $8,870) has been capitalized as geological costs in mineral resource interests and $9,022 (2006 - $12,130) expensed as management fees; and

         iii) received $1,757 (2006 - $1,726) in other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $6,000 (2006 - $6,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

         Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.


10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Sweden. The Company also owns a condominium in Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results.

         The Company's total assets are segmented geographically as follows:

                                       ----------------------------------------------------------------------------
                                                                      MARCH 31, 2007
                                       ----------------------------------------------------------------------------
                                          CANADA          MEXICO           PERU           SWEDEN          TOTAL
                                             $              $               $               $               $

         Current assets                    2,112,683        175,532               -          79,273       2,367,488
         Property and equipment               10,286         63,242         114,572          38,738         226,838
         Mineral resource interests                -      2,325,007               -         738,402       3,063,409
         Other assets                              -              -               -           6,742           6,742
                                       -------------   ------------    ------------    ------------    ------------
                                           2,122,969      2,563,781         114,572         863,155       5,664,477
                                       =============   ============    ============    ============    ============

                                       ----------------------------------------------------------------------------
                                                                    DECEMBER 31, 2006
                                       ----------------------------------------------------------------------------
                                          CANADA          MEXICO           PERU           SWEDEN          TOTAL
                                             $              $               $               $               $

         Current assets                    2,873,332         72,654               -          61,684       3,007,670
         Property and equipment               11,264         67,522         116,233          41,121         236,140
         Mineral resource interests                -      1,674,877               -         693,406       2,368,283
         Other assets                              -              -               -           6,742           6,742
                                       -------------   ------------    ------------    ------------    ------------
                                           2,884,596      1,815,053         116,233         802,953       5,618,835
                                       =============   ============    ============    ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


11.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company for the three months ended March 31, 2007 and 2006 as follows:

                                                   THREE MONTHS    THREE MONTHS
                                                       ENDED           ENDED
                                                  MARCH 31, 2007  MARCH 31, 2006
                                                         $               $

         Operating activity
             Increase in accounts payable and
                accrued liabilities                     210,557               -
                                                   ============    ============
         Investing activity
              Expenditures on mineral resource
                interests                              (219,263)         (8,738)
                                                   ============    ============

         Financing activity
              Common shares issued for mineral
                resource interests                        8,706           8,738
                                                   ============    ============


12.      FINANCIAL INSTRUMENTS

         Financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities.

         (a)      Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The maximum potential loss on all financial instruments is equal to the carry amount of these items.

         (b)      Fair value of financial instruments

                  The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are believed to equal their carry value due to their short terms to maturity.

         (c)      Foreign Currency Risk

                  The Company is subject to foreign exchange rate risk as certain of the Company's subsidiaries and operations incur transactions and have assets and liabilities denominated in currencies other that the Company's functional currency, which is the Canadian dollar.


14.      SUBSEQUENT EVENTS

         Subsequent to March 31, 2007, the Company issued 157,500 common shares for gross proceeds of $99,000 on the exercise of 90,000 stock options and 67,500 warrants.

         See Note 5(b).

                                                                      SCHEDULE I

                             TUMI RESOURCES LIMITED
           INTERIM CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS




                                                                                                      DECEMBER 31,
                                                        THREE MONTHS ENDED MARCH 31, 2007                 2006
                                              ------------------------------------------------------  -------------
                                                        MEXICO               SWEDEN
                                              --------------------------  ------------
                                                   LA                      BERGSLAGEN
                                                 TRINI         SONORA       DISTRICT       TOTAL          TOTAL
                                                   $             $             $             $              $


BALANCE, BEGINNING OF PERIOD                     1,086,718       588,159       693,406     2,368,283        889,870
                                              ------------  ------------  ------------  ------------  -------------
COSTS INCURRED DURING PERIOD

   EXPLORATION
     Airborne survey                                     -             -             -             -         79,516
     Amortization                                    4,280             -         2,383         6,663         13,281
     Assays                                         15,631         7,352             -        22,983         30,302
     Assay preparation                                   -         8,249             -         8,249         16,845
     Camp costs                                          -        15,422             -        15,422         24,935
     Consulting                                      5,019        20,323             -        25,342        124,499
     Database                                            -             -         1,770         1,770         23,266
     Drilling                                       69,408        23,414             -        92,822              -
     Equipment rental                               12,643         4,849             -        17,492         20,129
     Exploration site costs                          7,572         7,728         1,013        16,313        115,862
     Field workers                                   4,012         8,191             -        12,203         47,651
     Fuel                                            3,782             -             -         3,782         22,018
     Geological                                     12,627        11,873         6,029        30,529         37,999
     Geophysical                                         -             -        19,710        19,710         92,950
     Maps                                                -             -             -             -          7,124
     Mine rights                                     3,856        33,578             -        37,434         11,323
     Other                                               -             -             -             -         11,954
     Repair and maintenance                          1,171             -             -         1,171         20,785
     Salaries and benefits                          31,856        61,858        14,091       107,805        348,843
     Supplies                                        6,787        13,841             -        20,628         27,399
     Topography                                          -             -             -             -              -
     Travel                                          1,036         6,399             -         7,435         45,070
                                              ------------  ------------  ------------  ------------  -------------
                                                   179,680       223,077        44,996       447,753      1,121,751
                                              ------------  ------------  ------------  ------------  -------------
   ACQUISITION
     Staking and related costs                           -             -             -             -        121,212
     Geological fees                                     -             -             -             -        127,218
     Cash payments                                 232,860         5,808             -       238,668        231,730
     Issuance of shares                              8,705             -             -         8,705          8,738
                                              ------------  ------------  ------------  ------------  -------------
                                                   241,565         5,808             -       247,373        488,898
                                              ------------  ------------  ------------  ------------  -------------
                                                   421,245       228,885        44,996       695,126      1,610,649
                                              ------------  ------------  ------------  ------------  -------------
BALANCE BEFORE WRITE-OFFS                        1,507,963       817,044       738,402     3,063,409      2,500,519

WRITE-OFFS                                               -             -             -             -       (132,236)
                                              ------------  ------------  ------------  ------------  -------------
BALANCE, END OF PERIOD                           1,507,963       817,044       738,402     3,063,409      2,368,283
                                              ============  ============  ============  ============  =============

                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    FOR THE THREE MOTNHS ENDED MARCH 31, 2007



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at May 28, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2007 and the audited consolidated financial statements for the years ended
December 31, 2006 and 2005 of Tumi Resources Limited (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a junior mineral exploration company primarily engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the
Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS UPDATE

MEXICO

The Company has the 100% rights to nine properties located in the Mexican states of Jalisco and Sonora and covering approximately 114,370 hectares. There are four high priority projects which will be the focus of the Company's Mexican exploration program in 2007, these projects are the following:

LA TRINI

Between December 2005 and early February 2006, the La Trini geochemical control grid was extended a further 700m west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the silver/gold mineralized zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5km.

In August 2005, the Company finalized an initial drill program at La Trini. The reverse circulation drill program consisted of 15 drill holes to target the core anomalous zone along a strike length of 200m and centered on the anomalous geochemistry and underground workings. The drill holes ranged in depth from 48m to 148m and totaled 1,344m.

In March 2007, the Company completed a phase-two reverse circulation drill program at La Trini; 20 drill holes were completed totaling 2,768m. The Company's phase-two drill program was focused on better defining the mineralized core zone and establishing where future detailed drilling should occur.

Drilling coupled with the surface and underground sampling programs in and adjacent to the main target area has defined a 400m long northerly trending mineralized zone. The zone is 200m wide and remains open down-dip to the north. Within this zone there appears to be a higher grade corridor along the eastern edge, possibly adjacent to a major fault zone. Selected intervals from both drill programs within the higher grade zone include: TRRC 6 (18.3m at 3.1 g/t Au and 150 g/t Ag), TRRC 9 (6.1m at 1.1 g/t Au and 201 g/t Ag), TRRC 10 (10.1m at
1.6 g/t Au and 130 g/t Ag), TRRC 11 (5.1m at 5 g/t Au and 184 g/t Ag) and TRRC 32 (24.4m grading 6.4 g/t Au and 1,629 g/t Ag).

The results from TRRC 32 have identified an exploration target which requires immediate further drill testing. The Company is planning a phase three program of closely spaced drilling to define the size and orientation of this high-grade zone further, and to define the extent of the main zone.

Also during March 2007, the Company made the final option payment under the agreement to acquire the La Trini silver/gold project, as announced on January 19, 2005, and, accordingly, the Company has fully earned its 100% interest in all the subject claims.

PHOENIX

During June 2006, the Company acquired, through staking, the 4,106-hectare Phoenix precious metal exploration property located in northern Sonora, Mexico.

The Company has undertaken a systematic gridding and rock/soil sampling program on the Phoenix claim, searching for bulk tonnage gold/silver mineralization. Phoenix is underlain by Mesozoic volcanic, sedimentary and intrusive rocks covered by a young, gently dipping alluvial plain. An area roughly three km east-west by three km north-south has been gridded, from which 3,120 samples have been taken. The lines are spaced either 50m or 100m apart with stations every 20m along the lines. Most of the samples were taken from rock as the soil cover was sparse and poorly developed.

Multi-element ICP analyses of the samples have shown strongly anomalous arsenic, silver, lead, zinc, and to some extent antimony, which appears to correlate with hematite and carbonate altered horizons. These horizons seem to parallel the sedimentary and volcanic stratigraphy that trends northwest southeast and dips gently to moderately southwest. Gold has not been analyzed in these samples for cost purposes; it has been demonstrated from previous sampling that gold has a strong correlation with the elements mentioned above. It is believed that up to five distinct horizons exist over a strike length of up to 2.5km; these horizons remain open to the southeast.

In the southwest corner of the grid, anomalous geochemistry coincides with a granitic body exposed over an area 400m by 700m. Numerous old workings display a stockwork-style of fracturing and mineralization that has been overprinted by discrete higher-grade veins. These high grade veins were exploited by individuals known as "gambosinos".

In April 2007, the Company commenced a minimum 1,000m, 19 hole reverse circulation drill program to test the geochemical anomalies. As at the date of this MD&A, assay results are pending.

MAZATAN

The Company's attention to the Mazatan area was drawn by an old placer gold field just north of the property. This field is down-slope from intense hematite altered rock within the claim that would appear to be the source of the placer gold mineralization. The exploration target within this project is for a large, low grade precious metal system. This style of mineralization is common in Sonora, including La Herradura, La Choya and San Francisco mines.

Reconnaissance rock samples taken from an area containing altered rhyolite volcanics have yielded some highly anomalous gold values. A grab sample taken from a quartz/sulphide-rich shear ran 3.3 g/t gold, 104 g/t silver and 2.4% lead, and highly elevated zinc and arsenic. An eight metre wide chip sample from this area returned 0.9 g/t gold plus elevated silver, lead and zinc. Additional samples taken from similar looking alteration and mineralization located from 175m to 500m southwest of the site mentioned above, returned values ranging from
0.6 g/t gold, 4 g/t silver and 1.8% lead to 0.9 g/t gold, 270 g/t silver, and 2.5% lead from silica and sulphide-rich zones.

Altered rock was found in outcrop over an area roughly 1km east-west by 3km north-south, but much of this area is covered by alluvium. In order to better define the target area within the large Mazatan licence, a regional stream sediment geochemical survey is underway and approximately 600 samples will be taken from the entire property.

BATAMOTE

This property, located in northern Sonora, is underlain by geology that has some similarities to the Phoenix property, and it contains several small artesanal mine workings along highly altered structures, presumably mined for gold and silver. This large concession lies a few kilometres west of the advanced stage El Chanate gold deposit. The Batamote Property is not a core property. The Company does not intend to perform significant activities on this property in 2007.

SWEDEN

Research for new silver projects took the Company to the Bergslagen District in Sweden. Bergslagen lies immediately to the northwest of Stockholm and covers an area of approximately 200km east-west by 150km north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metals and silver.

The Company has staked fifteen properties totaling 15,253 hectares in Bergslagen where four projects are undergoing detailed exploration and these projects are:

SALA

Sala, now a historical mine site, was Europe's largest silver producer since the 16th Century. Production was ceased in the early part of the 20th Century. Historical records show it was likely that in excess of 200 million ounces of silver were recovered from Sala with grades as high as 7,000 g/t.

During 2006, the Company completed a deep penetrating, pulse electromagnetic ground geophysical survey over the property. Drill targets have been defined and a diamond drill program will be scheduled for the third quarter of 2007.

TOMTEBO

Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-17th century producing ores containing copper, zinc, silver and gold. In 2006 the Company completed an airborne (by helicopter) electromagnetic geophysical survey over the property. A number of anomalies were discovered and an initial drill program will be undertaken this year if further field investigation of the anomalous zones proves positive.

OSTER SILVERBERG AND KALVSBACKEN

In 2006,  the Company  completed  an airborne  (by  helicopter)  electromagnetic geophysical survey over the Oster Silverberg property and a ground electromagnetic geophysical survey within the Kalvsbacken property. Both properties contain historical mines. Interpretation of the geophysical data is continuing (this will include ground study of anomalous areas) and if drill targets are defined then the Company will undertake initial drill programs.

The qualified person for all of the Company's projects is David Henstridge, a fellow of the Australian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                            -----------------------------------------------------------------------------------------------------
                               2007                             2006                                         2005
                            ----------   -------------------------------------------------   ------------------------------------

                              MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30       JUN 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (139,439)     (65,909)    (167,141)    (331,322)    (253,286)    (132,873)    (145,689)    (119,661)
Other items                     28,867       46,339       28,271      (17,573)    (114,485)     (43,900)       7,026       10,687
Net income (loss)             (110,572)     (19,570)    (138,870)    (348,895)    (367,771)    (176,773)    (138,663)    (108,974)
Basic and diluted
   loss per share                (0.00)       (0.00)       (0.01)       (0.01)       (0.02)       (0.01)       (0.01)       (0.01)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              2,114,412    2,888,302    3,429,851    3,860,172      385,889    1,054,250    1,273,872    1,590,949
Total assets                 5,664,477    5,618,835    5,576,301    5,635,460    2,211,766    2,151,926    2,300,417    2,337,830
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            ----------   -------------------------------------------------   ------------------------------------

RESULTS OF OPERATIONS

During the three months ended March 31, 2007 (the "2007 period"), the Company incurred a loss of $110,572 ($0.00 per share), a decrease in loss of $257,199, compared to a loss of $367,771 ($0.02 per share) for the three months ended March 31, 2006 (the "2006 period"). The decrease in loss during the 2007 period is mainly attributed to the write-off of mineral resources interests and the stock based compensation recorded in the 2006 period.

General and administrative expenses decreased by $113,847 from $$253,286 during the 2006 period to $139,439 during the 2007 period. Specific expenses of note are as follows:

- General exploration costs increased by $54,026, from $9,806 during the 2006 period to $63,832 during the 2007 period. During the 2007 period, the Company incurred costs relating to the review of property interests and administration costs of a mining office in Sweden and Mexico.

- Travel and related costs decreased by $7,564, from $18,340 during the 2006 period to $10,776 during the 2007 period. In the 2006 period, the Company incurred costs relating to trips made to Europe to increase market awareness, raise financing and corporate development.

- Salaries and benefits decreased by $5,053, from $6,555 during the 2006 period to $1,502 during the 2007 period. During the 2007 period, the Company recovered $6,000 (2006 - $6,000) of salary costs through a shared administration arrangement with two public companies with common directors.

- Consulting fees decreased by $30,100 from $33,175 the 2006 period to $3,075 during the 2007 period. During the 2006 period, the Company paid consulting services for administrative services provided for the Company's activities.

- Stock based compensation of $13,800 (2006 - $138,720) was recorded in the 2007 period relating to the granting of 60,000 (2006 - 548,000) stock options and the vesting of stock options granted previously.

During the 2007 period the Company reported $28,199 interest and other income compared to $10,232 during the 2006 period. Interest income of $26,442 (2006 - $8,506) was generated from short-term investments and other income of $1,757 (2006 - $1,726) from the rental of its condominium in Peru.

During the 2007 period the Company incurred $679,757 (2006 - $563,667) on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $44,996 on its Swedish properties, $405,876 on La Trini, and $228,885 on Sonora properties in Mexico. See "Exploration Projects Update".

FINANCIAL CONDITION / CAPITAL RESOURCES

As at March 31, 2007, the Company had working capital of $2,114,412. The Company has sufficient financial resources to undertake all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2006.

CHANGES IN ACCOUNTING PRINCIPLES

Effective January 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT (SECTION 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at March 31, 2007, the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company's financial statements.

The Company has no proposed changes in accounting policies.

COMPREHENSIVE INCOME (SECTION 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended March 31, 2007, the Company:

(i) incurred $8,100 (2006 - $9,150) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;

(ii) incurred $24,000 (2006 - $21,000) for management services provided by the President of the Company. Of this amount, $14,978 (2006 - $8,870) has been capitalized as geological costs in mineral resource interests and $9,022 (2006 - $12,130) expensed as management fees; and

(iii) received $1,757 (2006 - $1,726) in other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $6,000 (2006 - $6,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and Sweden and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (WWW.TUMIRESOURCES.COM) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas's services are provided through his company, Mining Interactive Corp. The Company pays $5,000 per month for such services and may be cancelled by either party on 15 days notice. During the three months ended March 31, 2007, the Company paid $15,000 (2006 - $9,000).

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares with no par value. As at May 28, 2007, there were 25,518,916 outstanding common shares and 2,180,000 stock options outstanding with exercise prices ranging from $0.30 to $0.62 per share and 3,737,498 warrants outstanding with an exercise price of $0.80 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and acting Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and acting Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and acting Chief Financial Officer has concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. During the process of management's review and evaluation of the design of the Company's internal control over financial reporting, it was determined that certain weaknesses existed in internal controls over financial reporting. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  May 29, 2007


/s/ DAVID HENSTRIDGE
-----------------------------------
David Henstridge,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  May 29, 2007


/s/ DAVID HENSTRIDGE
-----------------------------------
David Henstridge,
President & Chief Executive Officer